August 13, 2012

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Hi-Crush Partners LP

Registration Statement on Form S-1 (File No. 333-182574)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the several underwriters (the “Representatives”), hereby join Hi-Crush Partners LP, a Delaware limited partnership (the “Partnership”), in requesting that the effectiveness of the above-captioned registration statement (the “Registration Statement”) be accelerated so that it will become effective at 2:00 p.m., Washington, D.C. time, on August 15, 2012, or as soon as possible thereafter. The undersigned, as Representatives of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the Registration Statement and pursuant to Rule 460 under the Act, 5,784 copies of the Company’s Preliminary Prospectus dated August 7, 2012 were distributed to prospective underwriters, institutional investors and prospective dealers through the date hereof.

We advise that we have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

(Signature Page Follows)

Securities and Exchange Commission

August 13, 2012

Very truly yours,

BARCLAYS CAPITAL INC.

By:	/s/ Victoria Hale

Name:	Victoria Hale

Title:	Vice President

MORGAN STANLEY & CO. LLC

By:	/s/ John D. Tyree

Name:	John D. Tyree

Title:	Managing Director